ECOTALTY

6821 E Thomas Road

Scottsdale, Arizona 85251

August 13, 2007

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE: Ecotality, Inc.

File Number 333-140612

Attn: Peggy Fisher

Division of Corporation Finance

Dear Ms. Fisher:

On behalf of Ecotality, Inc., we here with request acceleration of the effective date of the offering to Monday, August 13, 2007 at 1 PM eastern daylight time or as soon as practicable thereafter.

We acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with us.

Very truly yours,

/s/ Jonathon R. Read
Jonathon R. Read
President, Chief Executive Officer